UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 28, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

28 November 2007

To: Australian Securities Exchange	cc: New York Stock Exchange Swiss Stock Exchange JSE Limited Deutsche Bank UBS Zurich
London Stock Exchange

For Announcement to the Market

Please find attached the results of the business conducted at the meetings of shareholders of BHP Billiton Limited ("Limited") held in Adelaide, Australia on 28 November 2007 and BHP Billiton Plc ("Plc") held in London, United Kingdom on 25 October 2007.

As required by the Dual Listed Companies Structure, a poll was conducted on each of the proposed resolutions. Each resolution is a Joint Electorate Action. The poll results for BHP Billiton Limited and BHP Billiton Plc are attached.

The final proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares) is detailed in Appendix 1.

Jane McAloon Group Company Secretary

	The poll results for BHP Billiton Limited and BHP Billiton Plc as follows:

	Business	Votes	Votes	Votes Abstained	Result
		For	Against

1	To receive the Financial Statements & Reports for BHP Billiton Plc (an ordinary resolution)	2,886,951,738	8,862,579	5,392,057	CARRIED

2	To receive the Financial Statements & Reports for BHP Billiton Limited (an ordinary resolution)	2,888,436,602	7,797,288	5,029,083	CARRIED

3	To re-elect Mr D A Crawford as a Director of BHP Billiton Plc (an ordinary resolution)	2,844,356,727	11,267,783	45,639,950	CARRIED

4	To re-elect Mr D A Crawford as a Director of BHP Billiton Limited (an ordinary resolution)	2,844,725,449	11,119,591	45,424,260	CARRIED

5	To re-elect Mr D R Argus as a Director of BHP Billiton Plc (an ordinary resolution)	2,828,319,011	33,399,854	39,543,537	CARRIED

6	To re-elect Mr D R Argus as a Director of BHP Billiton Limited (an ordinary resolution)	2,821,693,040	33,415,670	46,167,224	CARRIED

7	To re-elect Mr C A S Cordeiro as a Director of BHP Billiton Plc (an ordinary resolution)	2,858,433,932	4,054,292	38,771,896	CARRIED

8	To re-elect Mr C A S Cordeiro as a Director of BHP Billiton Limited (an ordinary resolution)	2,858,459,202	4,156,429	38,653,329	CARRIED

9	To re-elect The Hon E G de Planque as a Director of BHP Billiton Plc (an ordinary resolution)	2,857,824,982	4,242,548	39,192,362	CARRIED

10	To re-elect The Hon E G de Planque as a Director of BHP Billiton Limited (an ordinary resolution)	2,858,178,899	4,081,225	39,010,244	CARRIED

11	To re-elect Dr D A L Jenkins as a Director of BHP Billiton Plc (an ordinary resolution)	2,857,482,347	4,144,367	39,508,125	CARRIED

12	To re-elect Dr D A L Jenkins as a Director of BHP Billiton Limited (an ordinary resolution)	2,857,618,485	4,162,122	39,364,072	CARRIED

13	To reappoint KPMG Audit Plc as auditor of BHP Billiton Plc (an ordinary resolution)	2,888,640,760	7,048,031	5,462,259	CARRIED

14	To renew the general authority to allot shares in BHP Billiton Plc (an ordinary resolution)	2,733,622,810	160,014,973	7,496,294	CARRIED

15	To renew the disapplication of pre-emption rights in BHP Billiton Plc (an ordinary resolution)	2,732,873,386	147,245,039	21,051,581	CARRIED

16	To approve the repurchase of shares in BHP Billiton Plc (an ordinary resolution)	2,890,258,644	4,186,691	6,652,377	CARRIED

17	To approve the cancellation of shares in BHP Billiton Plc held by BHP Billiton Limited on each of the following dates (each one a special resolution):

17(i)	31 December 2007	2,880,188,362	2,389,768	18,588,597	CARRIED

17(ii)	15 February 2008	2,879,609,490	2,974,871	18,564,366	CARRIED

17(iii)	30 April 2008	2,880,149,524	2,417,743	18,581,460	CARRIED

17(iv)	31 May 2008	2,880,104,489	2,440,876	18,603,462	CARRIED

17(v)	15 June 2008	2,880,113,435	2,440,560	18,594,832	CARRIED

17(vi)	31 July 2008	2,880,147,727	2,412,952	8,706,100	CARRIED

17(vii)	15 September 2008	2,880,182,345	2,349,055	18,624,998	CARRIED
17(viii)	30 November 2008	2,880,116,900	2,390,785	18,649,013	CARRIED
18	To approve the 2007 Remuneration Report (a non-binding resolution)	2,713,102,354	149,286,177	28,668,039	CARRIED

19	To approve the grant of awards to Mr M J Kloppers under the GIS and the LTIP (an ordinary resolution)	2,826,358,823	55,062,227	8,432,142	CARRIED

20	To approve the grant of awards to Mr C W Goodyear under the GIS (an ordinary resolution)	2,739,014,583	141,434,937	8,413,425	CARRIED

21	To approve the amendment to the Articles of Association of BHP Billiton Plc (a special resolution)	2,869,563,151	13,640,901	17,941,189	CARRIED

22	To approve the amendment to the Constitution of BHP Billiton Limited (a special resolution)	2,870,450,087	12,955,984	17,742,981	CARRIED

	Appendix 1
	BHP Billiton Limited & BHP Billiton Plc - Final Proxy Position

		Limited	Plc
1	To receive the Financial Statements & Reports for BHP Billiton Plc
	- Total number of proxy votes exercisable by all proxies validly appointed	1,450,430,313	1,453,599,680

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,352,508,393	1,447,500,741
	was to vote against the resolution	2,985,466	5,888,905
	was to abstain on the resolution	5,022,835	369,222
	may vote at the proxy's discretion	94,936,454	210,034

2	To receive the Financial Statements & Reports for BHP Billiton Limited
	- Total number of proxy votes exercisable by all proxies validly appointed	1,450,791,476	1,453,597,250

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,354,014,265	1,447,482,995
	was to vote against the resolution	1,929,640	5,879,440
	was to abstain on the resolution	4,657,431	371,652
	may vote at the proxy's discretion	94,847,571	234,815

3	To re-elect Mr D A Crawford as a Director of BHP Billiton Plc
	- Total number of proxy votes exercisable by all proxies validly appointed	1,450,927,688	1,412,854,452

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,350,990,714	1,406,244,228
	was to vote against the resolution	4,757,886	6,383,674
	was to abstain on the resolution	4,525,500	41,114,450
	may vote at the proxy's discretion	95,179,088	226,550

4	To re-elect Mr D A Crawford as a Director of BHP Billiton Limited
	- Total number of proxy votes exercisable by all proxies validly appointed	1,451,146,488	1,412,851,342

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,351,192,411	1,406,215,096
	was to vote against the resolution	4,739,662	6,380,974
	was to abstain on the resolution	4,306,700	41,117,560
	may vote at the proxy's discretion	95,214,415	255,272

5	To re-elect Mr D R Argus as a Director of BHP Billiton Plc
	- Total number of proxy votes exercisable by all proxies validly appointed	1,450,221,021	1,419,657,532

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,347,291,118	1,393,823,534
	was to vote against the resolution	7,815,263	25,608,948
	was to abstain on the resolution	5,232,167	34,311,370
	may vote at the proxy's discretion	95,114,640	225,050

6	To re-elect Mr D R Argus as a Director of BHP Billiton Limited
	- Total number of proxy votes exercisable by all proxies validly appointed	1,450,404,980	1,412,849,038

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,347,572,228	1,386,988,255
	was to vote against the resolution	7,822,848	25,609,812
	was to abstain on the resolution	5,047,360	41,119,864
	may vote at the proxy's discretion	95,009,904	250,971

7	To re-elect Mr C A S Cordeiro as a Director of BHP Billiton Plc
	- Total number of proxy votes exercisable by all proxies validly appointed	1,450,838,922	1,419,811,232

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,352,583,547	1,418,550,001
	was to vote against the resolution	2,738,304	1,031,150
	was to abstain on the resolution	4,614,226	34,157,670
	may vote at the proxy's discretion	95,517,071	230,081

8	To re-elect Mr C A S Cordeiro as a Director of BHP Billiton Limited
	- Total number of proxy votes exercisable by all proxies validly appointed	1,450,959,789	1,419,808,932

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,352,915,672	1,418,523,253
	was to vote against the resolution	2,715,980	1,029,877
	was to abstain on the resolution	4,493,359	34,159,970
	may vote at the proxy's discretion	95,328,137	255,802

9	To re-elect The Hon E G de Planque as a Director of BHP Billiton Plc
	- Total number of proxy votes exercisable by all proxies validly appointed	1,450,495,111	1,419,734,577

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,351,835,983	1,418,458,897
	was to vote against the resolution	3,016,787	1,045,048
	was to abstain on the resolution	4,958,037	34,234,325
	may vote at the proxy's discretion	95,642,341	230,632

10	To re-elect The Hon E G de Planque as a Director of BHP Billiton Limited

	- Total number of proxy votes exercisable by all proxies validly appointed	1,450,679,529	1,419,732,277

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,352,401,774	1,418,432,813
	was to vote against the resolution	2,984,937	1,043,675
	was to abstain on the resolution	4,773,619	34,236,625
	may vote at the proxy's discretion	95,292,818	255,789

11	To re-elect Dr D A L Jenkins as a Director of BHP Billiton Plc

	- Total number of proxy votes exercisable by all proxies validly appointed	1,450,178,388	1,419,735,537

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,351,627,193	1,418,395,049
	was to vote against the resolution	3,010,000	1,111,607
	was to abstain on the resolution	5,274,760	34,233,365
	may vote at the proxy's discretion	95,541,195	228,881

12	To re-elect Dr D A L Jenkins as a Director of BHP Billiton Limited

	- Total number of proxy votes exercisable by all proxies validly appointed	1,450,324,741	1,419,733,237

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,351,855,995	1,418,357,801
	was to vote against the resolution	3,019,379	1,120,334
	was to abstain on the resolution	5,128,407	34,235,665
	may vote at the proxy's discretion	95,449,367	255,102

13	To reappoint KPMG Audit Plc as auditor of BHP Billiton Plc

	- Total number of proxy votes exercisable by all proxies validly appointed	1,450,424,631	1,453,435,940

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,353,387,446	1,447,747,049
	was to vote against the resolution	1,641,427	5,467,438
	was to abstain on the resolution	5,028,517	433,742
	may vote at the proxy's discretion	95,395,758	221,453

14	To renew the general authority to allot shares in BHP Billiton Plc

	- Total number of proxy votes exercisable by all proxies validly appointed	1,448,295,169	1,453,527,025

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,336,437,637	1,309,388,307
	was to vote against the resolution	15,990,417	143,905,458
	was to abstain on the resolution	7,153,637	342,657
	may vote at the proxy's discretion	95,867,115	233,260

15	To renew the disapplication of pre-emption rights in BHP Billiton Plc

	- Total number of proxy votes exercisable by all proxies validly appointed	1,446,556,674	1,441,714,575

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,341,978,168	1,302,875,651
	was to vote against the resolution	8,268,294	138,610,736
	was to abstain on the resolution	8,896,474	12,155,107
	may vote at the proxy's discretion	96,310,212	228,188

16	To approve the repurchase of shares in BHP Billiton Plc

	- Total number of proxy votes exercisable by all proxies validly appointed	1,449,136,264	1,453,526,682

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,347,529,927	1,452,888,383
	was to vote against the resolution	3,764,177	402,532
	was to abstain on the resolution	6,309,377	343,000
	may vote at the proxy's discretion	97,842,160	235,767

17	To approve the cancellation of shares in BHP Billiton Plc held by BHP Billiton Limited on each of the following dates:

17(i)	31 December 2007
	- Total number of proxy votes exercisable by all proxies validly appointed	1,445,567,356	1,445,164,746

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,346,167,527	1,444,900,664
	was to vote against the resolution	2,285,481	23,791
	was to abstain on the resolution	9,883,661	8,704,936
	may vote at the proxy's discretion	97,114,348	240,291

17(ii)	15 February 2008

	- Total number of proxy votes exercisable by all proxies validly appointed	1,445,592,651	1,445,163,682

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,346,011,857	1,444,294,077
	was to vote against the resolution	2,265,073	629,264
	was to abstain on the resolution	9,858,366	8,706,000
	may vote at the proxy's discretion	97,315,721	240,341

17(iii)	30 April 2008

	- Total number of proxy votes exercisable by all proxies validly appointed	1,445,574,593	1,445,164,646

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,345,944,032	1,444,899,127
	was to vote against the resolution	2,312,436	24,678
	was to abstain on the resolution	9,876,424	8,705,036
	may vote at the proxy's discretion	97,318,125	240,841

17(iv)	31 May 2008

	- Total number of proxy votes exercisable by all proxies validly appointed	1,445,552,591	1,445,164,646

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,345,927,217	1,444,845,516
	was to vote against the resolution	2,281,632	77,970
	was to abstain on the resolution	9,898,426	8,705,036
	may vote at the proxy's discretion	97,343,742	241,160

17(v)	15 June 2008

	- Total number of proxy votes exercisable by all proxies validly appointed	1,445,562,285	1,445,163,582

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,345,887,336	1,444,898,562
	was to vote against the resolution	2,335,453	24,678
	was to abstain on the resolution	9,888,732	8,706,100
	may vote at the proxy's discretion	97,339,496	240,342

17 (vi)	31 July 2008
	- Total number of proxy votes exercisable by all proxies validly appointed	1,445,560,398	1,445,163,582

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,345,798,003	1,444,898,063
	was to vote against the resolution	2,383,945	24,678
	was to abstain on the resolution	9,890,619	8,706,100
	may vote at the proxy's discretion	97,378,450	240,841

17(vii)	15 September 2008

	- Total number of proxy votes exercisable by all proxies validly appointed	1,445,532,651	1,445,163,050

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,345,820,988	1,444,898,235
	was to vote against the resolution	2,320,641	23,650
	was to abstain on the resolution	9,918,366	8,706,632
	may vote at the proxy's discretion	97,391,022	241,165

17(viii)	30 November 2008

	- Total number of proxy votes exercisable by all proxies validly appointed	1,445,581,822	1,445,089,864

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,345,674,264	1,444,820,194
	was to vote against the resolution	2,362,310	24,146
	was to abstain on the resolution	9,869,195	8,779,818
	may vote at the proxy's discretion	97,545,248	245,524

18	To approve the 2007 Remuneration Report

	- Total number of proxy votes exercisable by all proxies validly appointed	1,445,296,919	1,425,202,706

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,335,209,222	1,289,464,054
	was to vote against the resolution	14,116,045	135,499,859
	was to abstain on the resolution	10,154,128	28,666,975
	may vote at the proxy's discretion	95,971,652	238,793

19	To approve of the grant of awards to Mr M J Kloppers under the GIS and the LTIP

	- Total number of proxy votes exercisable by all proxies validly appointed	1,445,099,124	1,445,437,459

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,307,942,047	1,432,067,481
	was to vote against the resolution	42,345,949	13,123,331
	was to abstain on the resolution	10,360,139	8,432,223
	may vote at the proxy's discretion	94,811,128	246,647

20	To approve of the grant of awards to Mr C W Goodyear under the GIS

	- Total number of proxy votes exercisable by all proxies validly appointed	1,444,069,270	1,445,457,240

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,231,881,249	1,421,059,577
	was to vote against the resolution	117,611,423	24,154,063
	was to abstain on the resolution	11,381,747	8,412,442
	may vote at the proxy's discretion	94,576,598	243,600

21	To approve the amendment to the Articles of Association of BHP Billiton Plc

	- Total number of proxy votes exercisable by all proxies validly appointed	1,446,316,344	1,445,062,805

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,342,694,729	1,438,402,745
	was to vote against the resolution	7,177,403	6,424,251
	was to abstain on the resolution	9,134,673	8,806,516
	may vote at the proxy's discretion	96,444,212	235,809

22	To approve the amendment to the Constitution of BHP Billiton Limited

	- Total number of proxy votes exercisable by all proxies validly appointed	1,446,541,527	1,445,035,830

	- Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,343,540,085	1,438,348,211
	was to vote against the resolution	6,600,262	6,432,691
	was to abstain on the resolution	8,909,490	8,833,491
	may vote at the proxy's discretion	96,401,180	254,928

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 28 November 2007	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary